SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35277; 812-15561

Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P.

July 5, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit registered
closed-end investment companies to make periodic distributions of long-term capital gains more
frequently than permitted by section 19(b) or rule 19b-1.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to pay as frequently as twelve times in any one taxable year
in respect of its common stock and as often as specified by, or determined in accordance with the
terms of, any preferred stock issued by the investment company subject to the terms and
conditions stated in the application.

Applicants: Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P.

Filing Dates: The application was filed on April 10, 2024, and amended on May 29, 2024 and
June 20, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on July 30, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael S. Didiuk, Schulte Roth & Zabel LLP, Michael.didiuk@srz.com, with a copy to Michael D'Angelo, Saba Capital Management, L.P., Michael.DAngelo@sabacapital.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated June 20, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

      For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.